Exhibit 99.4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Celestica Inc. (the “Company”) on Form 6-K for the quarter and year ended December 31, 2014, as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), each of Craig H. Muhlhauser, as Chief Executive Officer of the Company, and Darren Myers, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

January 21, 2015
/s/ Craig H. Muhlhauser
Craig H. Muhlhauser
Chief Executive Officer

January 21, 2015
/s/ Darren Myers
Darren Myers
Chief Financial Officer

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.